Exhibit 4.14

S.I. HOLDINGS LIMITED

P.O. Box HM 1179

Cedar House

41 Cedar Avenue

Hamilton HM 12

Bermuda

Tel. (441) 295-2244

Fax. (441) 292-8666

October 31 2003

PERSONAL AND CONFIDENTIAL

Dr. Michael W.J. Smurfit

Le Florestan

35 Blvd du Larvotte

Monaco

Dear Dr. Smurfit:

On behalf of S.I. Holdings Limited (“SIH”), we are pleased to offer you, with effect from 1 January 2003, the following terms and conditions of employment by SIH.

1.     SIH provides management services to various members of the Jefferson Smurfit Group. During your employment with SIH, you will assist SIH in providing management services to members of the Jefferson Smurfit Group by performing the duties and responsibilities set out in Clause 2 below and (by agreement between SIH and yourself) exercising such powers, authorities and discretions as are commensurate with your status, position and experience as the Board of Directors of SIH may from time to time delegate to you on such terms and conditions and subject to such restrictions as the Board of SIH may from time to time impose.

2.     Your employment by SIH will include the following responsibilities:

•      formulating the strategy and future direction of the Jefferson Smurfit Group;

•      ensuring the implementation of all decisions and policies of the Board of Directors of Jefferson Smurfit Group Limited (“JSG”);

•      evaluating significant capital expenditures of the Jefferson Smurfit Group;

•      evaluating major acquisitions and divestitures of the Jefferson Smurfit Group;

•      conducting reviews with senior management of the Jefferson Smurfit Group; and

•      making recommendations to the JSG Board and the compensation committee thereof regarding the compensation of the chief executive officer, chief operations officer and chief financial officer of JSG and its subsidiaries.

3.     Your aggregate compensation and expense reimbursement (including, but not limited to all expenses arising from travel, entertainment, security and professional staffing) will be €2,450,000.00 per annum (the

“Compensation”). The salary component of the Compensation will be paid in equal installments in accordance with SIH’s payroll practices. All remuneration and amounts payable to you pursuant to this paragraph 3 or otherwise shall be subject to such tax and other statutory deductions as are required to be deducted at source and remitted to the appropriate revenue authorities.

4.     Subject to earlier termination by SIH or you, you will be employed by SIH until November 1, 2008. If your employment is terminated by SIH prior to that date, either with or without cause, you will be entitled to receive as severance an amount equal to one year’s Compensation. Such severance shall be payable to you within thirty days of your termination of employment. As a pre-condition to your receipt of any such severance payments and as a material term of this agreement, you agree that in the event of such termination you will execute a mutually acceptable and complete release in favor of each of the Group Companies (including, without limitation, a full and final settlement, discharge and waiver of all rights under law (including but not limited to statutory, contractual and other common law rights) with respect to your employment and/or the termination of your employment and/or such payment upon any termination in which you are entitled to such severance benefits). The rights under this paragraph shall be in replacement of, rather than in addition to, any rights that you may have under law (including, without limitation, payment in lieu of notice).

5.     When used herein, “Group Companies” means JSG and each of its subsidiaries and Associated Companies and “Group Company” means any such company and “Associated Company” means any company in respect of which JSG or any subsidiary thereof shall beneficially own not less than 20%, and not more than 50%, of the votes exercisable at meetings of shareholders of such company.

6.     You agree that so long as you serve on the board of any Group Company (the “Restricted Period”) you shall not: (i) within any area of the world where any Group Company conducts a material portion of its business (the “Restricted Area”) or any part thereof, carry on either directly or indirectly, on your own behalf or on behalf of any other person, firm, company or entity, any material business of the same or similar kind to that in which any Group Company is engaged, (ii) induce or attempt to induce any employee of any Group Company to leave the employ of the Group Companies, or in any way interfere with the relationship between any Group Company and any employee thereof and or (iii) call on, solicit the custom or business of or service any customer, supplier, licensee, licensor or other business relation of any Group Company in order to induce or attempt to induce such person or entity to cease doing or reduce the amount of business with any Group Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and any Group Company (including but not limited to making any negative statements or communications about any Group Company, or any employee, director or stockholder thereof).

7.     You agree that all trade secrets, confidential operations, processes or dealings, or any information concerning the organization, business, finances, transactions and affairs, other than information that becomes publicly available other than through breach of this provision by you, shall be kept confidential both during the term of this letter agreement and thereafter. All notes, memoranda, reports and information compiled by you during your employment (in whatever form compiled) regarding the business, affairs and operations of the Group Companies shall be and at all times remain the property of the Group Companies.

8.     Upon execution of this letter agreement by each party hereto, this letter agreement shall be binding and enforceable upon each party hereto and shall amend and supersede any other agreement(s) with SIH regarding the subject matter hereof to which you are a party prior to the date hereof. Nothing in this letter agreement shall affect your rights and obligations under the separate agreement being entered into by you with JSG in respect of your role as Chairman of that company which agreement shall be effective in accordance with its terms.

9.     This letter agreement may be executed in multiple counterparts (including by facsimile), each of which shall constitute one and the same original. This letter agreement shall be construed in accordance with Bermuda law.

S.I. HOLDINGS LIMITED

By:	/s/ [Illegible]

Its:	Director

Acknowledged and Accepted:

DR. MICHAEL W.J. SMURFIT

/s/ Dr. Michael W.J. Smurfit

Date:	31/10/2003